UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                            PAINE WEBBER GROUP INC.
                               (Name of Issuer)

                                 COMMON STOCK
                                 $1 PAR VALUE
                        (Title of Class of Securities)

                                   69562910
                                (Cusip Number)

                           GENERAL ELECTRIC COMPANY
                    GENERAL ELECTRIC CAPITAL SERVICES, INC.
                     GENERAL ELECTRIC CAPITAL CORPORATION
                      (Name of Persons Filing Statement)

                               ROBERT E. HEALING
                           GENERAL ELECTRIC COMPANY
                             3135 Easton Turnpike
                         Fairfield, Connecticut  06431
                                (203) 373-2243
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                August 20, 1997
                    (Date of Event which Requires Filing of
                                this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].

      Check the following box if a fee is being paid with this statement:  [ ]


                                 SCHEDULE 13D

CUSIP NO. 69562910        PAGE  2-I   of    7    Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENERAL ELECTRIC COMPANY
      IRS NO. 14-0089340


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not Applicable                           (a) [ ]
                                               (b) [ ]


3     SEC USE ONLY



4     SOURCE OF FUNDS
      Not applicable


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New York


                                          7 SOLE VOTING POWER
                                            0
      NUMBER OF
      SHARES                              8 SHARED VOTING POWER
      BENEFICIALLY                          21,015,720    (See Item 5)
      OWNED BY
      EACH                                9 SOLE DISPOSITIVE POWER
      REPORTING                             0
      PERSON WITH
                                         10 SHARED DISPOSITIVE POWER
                                            21,015,720    (See Item 5)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            21,015,720   (See Item 5)



12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                  [ ]



13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.08% (See Item 5)



14    TYPE OF REPORTING PERSON
      CO

                                 SCHEDULE 13D

CUSIP NO. 69562910        PAGE  2-II   of    7    Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENERAL ELECTRIC CAPITAL SERVICES, INC.
      IRS NO. 06-1109503



2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not Applicable                           (a) [ ]
                                               (b) [ ]


3     SEC USE ONLY



4     SOURCE OF FUNDS
      Not Applicable


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware


                                           7 SOLE VOTING POWER
                                             0
      NUMBER OF
      SHARES                               8 SHARED VOTING POWER
      BENEFICIALLY                           21,015,720    (See Item 5)
      OWNED BY
      EACH                                 9 SOLE DISPOSITIVE POWER
      REPORTING                              0
      PERSON WITH
                                          10 SHARED DISPOSITIVE POWER
                                             21,015,720    (See Item 5)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      21,015,720   (See Item 5)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                        [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.08% (See Item 5)


14    TYPE OF REPORTING PERSON
      CO, HC

                                 SCHEDULE 13D

CUSIP NO. 69562910        PAGE  2-III   of    7    Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENERAL ELECTRIC CAPITAL CORPORATION
      IRS NO. 13-1500700


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not Applicable                           (a) [ ]
                                               (b) [ ]


3     SEC USE ONLY



4     SOURCE OF FUNDS
      Not Applicable


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      New York


                                           7 SOLE VOTING POWER
                                             0
      NUMBER OF
      SHARES                               8 SHARED VOTING POWER
      BENEFICIALLY                           5,515,720    (See Item 5)
      OWNED BY
      EACH                                 9 SOLE DISPOSITIVE POWER
      REPORTING                              0
      PERSON WITH
                                          10 SHARED DISPOSITIVE POWER
                                             5,515,720    (See Item 5)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,515,720   (See Item 5)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                        [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.06% (See Item 5)


14    TYPE OF REPORTING PERSON
      CO

       This amendment amends a statement on Schedule 13D relating to the common stock, $1 par value per share (the "Common Stock"), of Paine Webber Group Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on November 14, 1994 (the "Initial Schedule 13D"), and amended and supplemented by Amendment No. 1 filed on December 21, 1994 and Amendment No. 2 filed on August 8, 1997 (together with the Initial Schedule 13D, the "Schedule 13D").

       Certain capitalized terms used in this statement but not otherwise defined herein have the meanings given to them in the Schedule 13D. This statement is being filed on behalf of General Electric Company, a New York corporation ("GE"), General Electric Capital Services, Inc., a Delaware corporation ("GECS") and General Electric Capital Corporation, a New York corporation ("GECC").

Item 3. Source and Amount of Funds or Other Consideration.

       The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

       On August 20, 1997, pursuant to a Share Purchase Agreement dated August 6, 1997 by and among GECS, GE and the Company (the "Share Purchase Agreement"), the Company purchased all of the outstanding voting stock of Kidder, Peabody & Co. Incorporated ("KPCI"). In exchange for all of KPCI's voting stock, GECS received 15,500,000 shares of Common Stock, a purchase money note for $442 million and $219 million in cash.

Item 4. Purpose of Transaction.

       The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

       The closing of the transaction contemplated by the Share Purchase Agreement (the "Closing") occurred on August 20, 1997. At the Closing, the Company acquired all of the outstanding voting stock of KPCI. The consideration received by GECS in exchange for all of KPCI's voting stock was 15,500,000 shares of Common Stock, a purchase money note for $442 million and $219 million in cash. In addition, GE and GECS have agreed to indemnify the Company for breaches of their various representations, warranties, covenants and agreements and with respect to certain other matters described therein. GECS may also receive additional consideration in the future, as described in Amendment No. 2 and as provided by the Share Purchase Agreement, attached to Amendment No. 2 as Exhibit 99(c).

        GECS acquired the 15,500,000 shares of Common Stock pursuant to the transaction for investment. GECS intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, GECS may consider from time to time various alternative courses of action as permitted by the Amended and Restated Stockholders Agreement dated August 6, 1997 between the Company, GE, GECS, GECC and Kidder, Peabody Group Inc., a Delaware corporation (the "Amended and Restated Stockholders Agreement"), which became effective at the time of the Closing. The Amended and Restated Stockholders Agreement imposes limitations on the acquisition or disposition of Common Stock by GECS and it affiliates, as described in Amendment No. 2 and as provided by the Amended and Restated Stockholders Agreement, attached to Amendment No. 2 as Exhibit 99(d).

       Except as set forth above and except as contemplated by the Amended and Restated Stockholders Agreement, none of GE, GECS or GECC, or, to the best of their knowledge, any of the persons listed on Schedule A to Amendment No. 2 has a plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Company.

       Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

       (a) GECC owns 1,000,000 shares of the Company's 6% Cumulative Convertible Redeemable Preferred Stock, Series A, stated value $100 per share (the "Convertible Preferred Stock"). GECC, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), directly beneficially owns 5,515,720 shares of Common Stock, such shares being deliverable upon the exercise of the conversion privilege of the Convertible Preferred Stock. The shares of Common Stock deliverable upon conversion of the Convertible Preferred Stock represent approximately 6.06% of the outstanding Common Stock of the Company, after giving effect to such conversion (hereinafter referred to as a "conversion-diluted basis").(1)

------------
(1) For the purpose of this Amendment No. 3, all calculation of ownership percentages of shares of Common Stock exclude the 21,500,000 shares of Common Stock that were owned by KPCI immediately after the Closing.

       GECS is the direct parent corporation of GECC, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, GECS indirectly beneficially owns 21,015,720 shares of Common Stock (15,500,000 shares of Common Stock currently directly owned, and 5,515,720 shares of Common Stock deliverable upon conversion of the Convertible Preferred Stock held by GECC), representing approximately 23.08% of the outstanding Common Stock of the Company on a conversion-diluted basis.

       GE is the direct parent corporation of GECS, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, GE indirectly beneficially owns 21,015,720 shares of Common Stock, representing approximately 23.08% of the outstanding Common Stock of the Company on a conversion-diluted basis.

       Immediately following the Closing of the Share Purchase Agreement, KPCI ceased to be a wholly-owned subsidiary (directly or indirectly) of GE or GECS, and became a wholly-owned subsidiary of the Company. At the time it became a wholly-owned subsidiary of the Company, KPCI was the direct beneficial owner of 21,500,000 shares of Common Stock.

       Except as set forth in this Item 5(a), none of GE, GECS or GECC or, to the best of their knowledge, any of the persons listed in Schedule A to Amendment No. 2 beneficially own any Common Stock.

       (b) Subject to the terms of the Amended and Restated Stockholders Agreement, GECS, as the parent corporation of GECC, and GE, as the parent corporation of GECS, have indirect shared power to vote and dispose of 21,015,720 shares of Common Stock.

       (c) Other than the transactions described herein or in Amendment No. 2, there were no purchases or sales of Common Stock effected during the past 60 days by GE, GECS or GECC or, to the best of their knowledge, any person listed in Schedule A to Amendment No. 2.

       (d) Not Applicable.

       (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Company

       The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

       The Amended and Restated Stockholders Agreement between the Company, GE, GECS, GECC and Kidder, Peabody Group Inc. became effective at the time of the Closing.

       Except for the Share Purchase Agreement and the Amended and Restated Stockholders Agreement, and as described under "Item 4 -- Purpose of Transaction" in Amendment No. 2, to the best of GE's, GECS's and GECC's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of the Schedule 13D, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the Voting Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                                  SIGNATURES

       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 20, 1997


                                       GENERAL ELECTRIC COMPANY


                                       By: /s/ Pamela Daley
                                           ----------------------------
                                           Name:  Pamela Daley
                                           Title: Vice President and
                                                  Senior Counsel
                                                  for Transactions


                                       GENERAL ELECTRIC CAPITAL
                                         SERVICES, INC.


                                       By: /s/ Joan Amble
                                           ----------------------------
                                           Name:  Joan Amble
                                           Title: Vice President and
                                                  Controller


                                       GENERAL ELECTRIC CAPITAL
                                         CORPORATION


                                       By: /s/ Joan Amble
                                           ----------------------------
                                           Name:  Joan Amble
                                           Title: Vice President and
                                                  Controller